June 13, 2008
Mr. Anthony Watson
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549
Mail stop 3561
Dear Anthony:
Pursuant to your conversation today with Jack Ezzell of MarineMax, we will respond to the SEC questions by June 27, 2008.
I can be reached at 727-531-1700 if you have any additional questions.
Sincerely,
/s/ Michael H. Mclamb
Michael H. McLamb
Chief Financial Officer
Executive Vice President
18167 US 19 N., Suite 300 • Clearwater, Florida 33764 • Tel 727-531-1700 • Fax 727-524-3954 • www.marinemax.com